Exhibit 99.1

Telesat Reports Results for the Quarter Ended March 31, 2023

OTTAWA, CANADA - May 11, 2023 –Telesat (NASDAQ and TSX: TSAT), one of the world’s largest and most innovative satellite operators, today announced its financial results for the three month period ended March 31, 2023. All amounts are in Canadian dollars and reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

“I am pleased with our first quarter results and the steps we are taking to strengthen our business and execute on our long term plan,” commented Dan Goldberg, Telesat’s President and CEO. “Our financial results in the quarter were consistent with our expectations and we continue to generate strong cash flow, ending the first quarter with $1.7 billion in cash. Through our operational discipline and focus we have been able to deliver industry-leading Adjusted EBITDA margins1 and maintain high capacity utilization and a substantial contractual backlog, closing the quarter with $1.7 billion. We reaffirm at this time all of our previously issued financial guidance for 2023 and note also that, subsequent to quarter end, we took steps to strengthen our financial position by repurchasing a portion of our debt.”

Goldberg added: “We continue to progress our discussions with our suppliers and financing sources for Telesat Lightspeed, our revolutionary planned Low Earth Orbit satellite constellation. We strongly believe Telesat Lightspeed represents a transformative growth opportunity for the company and a highly compelling value proposition for enterprise and government customers.”

For the quarter ended March 31, 2023, Telesat reported consolidated revenue of $183 million, a decrease of 1% ($2 million) compared to the same period in 2022. When adjusted for changes in foreign exchange rates, revenue declined 5% ($9 million) compared to 2022. The decrease was mainly due to a reduction of revenue from one of Telesat’s North American DTH customers, partially offset by higher equipment sales to Canadian government customers combined with increased services provided to aero and maritime customers.

Operating expenses for the quarter were $53 million, a decrease of $11 million from 2022. When adjusted for changes in foreign exchange rates, operating expenses decreased by $12 million compared to 2022. The decrease was primarily due to higher non-cash share-based compensation recognized in the three months ended March 31, 2022, related to restricted share units issued in the second quarter of 2021.

Adjusted EBITDA1 for the quarter was $139 million, a decrease of 5% ($7 million) or, when adjusted for foreign exchange rates, a decrease of 8% ($12 million). The Adjusted EBITDA margin1 was 75.7%, compared to 78.4% in the same period in 2022.

For the quarter ended March 31, 2023, Telesat’s net income was $29 million compared to net income of $61 million for the same period in the prior year. The negative variation of $32 million was primarily due to the gain on extinguishment of debt in the first quarter of 2022, combined with higher interest expense and lower foreign exchange gains, partially offset by higher interest income.

2023 Preliminary Financial Outlook

●	Telesat continues to expect its full year 2023 revenues (assuming a foreign exchange rate of US$1 = C$1.35) to be between $690 million and $710 million.

●	Telesat continues to expect its Adjusted EBITDA[1] (assuming a foreign exchange rate of US$1 =C$1.35) to be between $500 million and $515 million in 2023.

●	For 2023, Telesat continues to expect its cash flows used in investing activities to be in the range of $40 million to $70 million. Once Telesat has finalized arrangements around the construction and financing of its Telesat Lightspeed program, it will provide a further update on the anticipated capital expenditures for the year.

Business Highlights

▲	At March 31, 2023:

-	Telesat had contracted backlog[2] for future services of approximately $1.7 billion (excluding contractual backlog associated with Telesat Lightspeed).

-	Fleet utilization was 88%.

▲

Subsequent to quarter end and up to May 10, 2023, Telesat repurchased debt with an aggregate principal amount of US$103.0 million by way of open market purchases at an aggregate cost of US$56.0 million.

Telesat’s quarterly report on Form 6-K for the quarter ended March 31, 2023, has been filed with the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities, and may be accessed on the SEC’s website at www.sec.gov and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com.

Conference Call

Telesat has scheduled a conference call on Thursday, May 11, 2023, at 10:30 a.m. ET to discuss its financial results for the three months ended March 31, 2023. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Andrew Browne, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 800 806 5484. Callers outside of North America should dial +1 416 340 2217. The access code is 8481026 followed by the number sign (#). Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference. In the event of technical issues, please dial *0 and advise the conference call operator of the company name (“Telesat”) and the name of the moderator (Michael Bolitho).

Webcast:

The conference call can also be accessed, as a listen in only, at https://edge.media-server.com/mmc/p/jwaesm86 A replay of the webcast will be archived on Telesat’s website under the tab “Investors”.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on May 11, 2023 until 11:59 p.m. ET on May 25, 2023. To access the replay, please call +1 800 408 3053. Callers from outside North America should dial +1 905 694 9451. The access code is 5419518 followed by the number sign (#).

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (NASDAQ and TSX: TSAT) is one of the largest and most successful global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s Low Earth Orbit (“LEO”) satellite network, will be the first and only LEO network optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity links with fibre-like speeds. For updates on Telesat, follow us on @Telesat on Twitter, LinkedIn, or visit www.telesat.com.

Contacts:

Investor Relations

Hugh Harley	Michael Bolitho
+1 613 748 8424	+1 613 748 8828
ir@telesat.com	ir@telesat.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact, including financial outlook for 2023 and the growth opportunities and expected timing around the financing of Telesat Lightspeed, and are “forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” “expect,” “planned,” “believe”, “opportunity,” “finalized” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. All statements made in this press release are made only as of the date set forth at the beginning of this release. Telesat Corporation undertakes no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release.

These forward-looking statements are based on Telesat Corporation’s current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Telesat Corporation’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: inflation and rising interest rates, risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance; the ability to deploy successfully an advanced global LEO satellite constellation, and the timing of any such deployment; the availability of government and/or other funding for the LEO satellite constellation; the receipt of additional proceeds in relation to the re-allocation of C-band spectrum; volatility in exchange rates; the ability to expand Telesat Corporation’s existing satellite utilization; and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in Telesat Corporation’s annual report on Form 20-F for the year ended December 31, 2022, that was filed on March 29, 2023, with the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval (“SEDAR”), and may be accessed on the SEC’s website at www.sec.gov and SEDAR’s website at www.sedar.com.

Telesat Corporation

Unaudited Interim Condensed Consolidated Statements of Income

For the three months ended March 31

(in thousands of Canadian dollars, except per share amounts)	2023	2022

Revenue	$183,422	$185,769
Operating expenses	(53,472)	(64,366)
Depreciation	(46,377)	(49,308)
Amortization	(3,360)	(3,698)
Other operating gains (losses), net	23	(30)
Operating income	80,236	68,367
Interest expense	(68,873)	(48,503)
Gain on extinguishment of debt	—	21,030
Interest and other income	15,467	660
Gain (loss) on changes in fair value of financial instruments	—	2,358
Gain (loss) on foreign exchange	10,136	36,147
Income (loss) before income taxes	36,966	80,059
Tax (expense) recovery	(8,333)	(19,429)
Net income (loss)	$28,633	$60,630

Net income (loss) attributable to:
Telesat Corporation shareholders	$8,065	$13,983
Non-controlling interest	20,568	46,647
	$28,633	$60,630

Net income (loss) per common share attributable to Telesat Corporation shareholders
Basic	$0.62	$1.16
Diluted	$0.60	$1.13

Total Weighted Average Common Shares Outstanding
Basic	13,022,905	12,023,077
Diluted	14,638,067	13,562,260

Telesat Corporation

Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	March 31, 2023	December 31, 2022
Assets
Cash and cash equivalents	$1,709,577	$1,677,792
Trade and other receivables	51,833	41,248
Other current financial assets	474	515
Current income tax recoverable	22,246	18,409
Prepaid expenses and other current assets	61,704	50,324
Total current assets	1,845,834	1,788,288
Satellites, property and other equipment	1,336,824	1,364,084
Deferred tax assets	49,914	49,984
Other long-term financial assets	9,418	10,476
Long-term income tax recoverable	15,303	15,303
Other long-term assets	47,338	47,977
Intangible assets	753,729	756,878
Goodwill	2,446,603	2,446,603
Total assets	$6,504,963	$6,479,593

Liabilities
Trade and other payables	$43,462	$43,555
Other current financial liabilities	72,107	48,397
Income taxes payable	4,008	3,476
Other current liabilities	72,445	75,968
Total current liabilities	192,022	171,396
Long-term indebtedness	3,839,510	3,850,081
Deferred tax liabilities	270,179	275,696
Other long-term financial liabilities	18,580	19,663
Other long-term liabilities	317,372	327,055
Total liabilities	4,637,663	4,643,891

Shareholders’ Equity
Share capital	48,638	46,554
Accumulated earnings	379,549	355,202
Reserves	82,318	78,609
Total Telesat Corporation shareholders’ equity	510,505	480,365
Non-controlling interest	1,356,795	1,355,337
Total shareholders’ equity	1,867,300	1,835,702
Total liabilities and shareholders’ equity	$6,504,963	$6,479,593

Telesat Corporation

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the three months ended March 31

(in thousands of Canadian dollars)	2023	2022
Cash flows from operating activities
Net income (loss)	$28,633	$60,630
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation	46,377	49,308
Amortization	3,360	3,698
Tax expense (recovery)	8,333	19,429
Interest expense	68,873	48,503
Interest income	(15,518)	(964)
(Gain) loss on foreign exchange	(10,136)	(36,147)
(Gain) loss on changes in fair value of financial instruments	—	(2,368)
Share-based compensation	8,958	24,169
(Gain) loss on disposal of assets	(23)	30
Gain on extinguishment of debt	—	(21,030)
Deferred revenue amortization	(15,474)	(16,434)
Pension expense	1,419	1,893
Other	571	(510)
Income taxes paid, net of income taxes received	(17,510)	(29,471)
Interest paid, net of interest received	(24,153)	(22,109)
Operating assets and liabilities	(21,061)	(35,194)
Net cash from operating activities	62,649	43,443
Cash flows (used in) generated from investing activities
Cash payments related to satellite programs	(12,523)	(8,420)
Cash payments related to property and other equipment	(12,436)	(9,633)
C-band clearing proceeds	—	64,651
Net cash (used in) generated from investing activities	(24,959)	46,598
Cash flows (used in) generated from financing activities
Repayment of indebtedness	—	(14,880)
Payments of principal on lease liabilities	(523)	(368)
Satellite performance incentive payments	(1,529)	(1,364)
Government grant received	—	4,541
Net cash (used in) generated from financing activities	(2,052)	(12,071)
Effect of changes in exchange rates on cash and cash equivalents	(3,853)	(14,973)
Changes in cash and cash equivalents	31,785	62,997
Cash and cash equivalents, beginning of period	1,677,792	1,449,593
Cash and cash equivalents, end of period	$1,709,577	$1,512,590

Telesat’s Adjusted EBITDA margin(1):

	Three months ended March 31,
(in thousands of Canadian dollars) (unaudited)	2023	2022

Net income (loss)	$28,633	$60,630
Tax expense (recovery)	8,333	19,429
(Gain) loss on changes in fair value of financial instruments	—	(2,358)
(Gain) loss on foreign exchange	(10,136)	(36,147)
Gain on extinguishment of debt	—	(21,030)
Interest and other income	(15,467)	(660)
Interest expense	68,873	48,503
Depreciation	46,377	49,308
Amortization	3,360	3,698
Other operating (gains) losses, net	(23)	30
Non-recurring compensation expenses(3)	—	1
Non-cash expense related to share-based compensation	8,958	24,169
Adjusted EBITDA	$138,908	$145,573

Revenue	$183,422	$185,769

Adjusted EBITDA Margin	75.7%	78.4%

End Notes

[1]	The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

[2]	Remaining performance obligations, which Telesat refers to as contracted revenue backlog (‘‘backlog’’), represents Telesat’s expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that Telesat will recognize in the future in respect of cash already received. The calculation of the backlog reflects the revenue recognition policies adopted under IFRS 15. The majority of Telesat’s contracted revenue backlog is generated from contractual agreements for satellite capacity.

[3]	Includes severance payments and special compensation and benefits for executives and employees.